Adopted May 16, 2023
Exhibit 19
CACTUS, INC.
TRADING POLICY
(Adopted as of May 2023)

This Trading Policy (this “Policy”) provides guidelines to directors, officers, employees, contractors and consultants of Cactus, Inc. (the “Company”) and its subsidiaries with respect to transactions in the securities of the Company and its business partners. The Company has adopted this Policy to promote compliance with applicable securities laws that prohibit certain persons who are aware of Material Non-Public information (as defined below) about a company from: (i) engaging in transactions in the securities of that company; or (ii) providing Material Non-Public information to other persons who may trade on the basis of that information.

This Policy applies to directors, officers, employees, contractors and consultants of the Company and its subsidiaries. This Policy also applies to any person who receives Material, Non-Public Information from such persons. The foregoing people to whom this Policy applies are referred to in this Policy as “Restricted Parties.” All Restricted Parties must comply strictly with this Policy. Further, in certain circumstances, this Policy also applies to Related Persons (as defined below) who are family members of, or entities controlled or influenced by, Restricted Parties.

This Policy applies to transactions in the securities of (1) the Company and (2) the Company’s customers, joint-venture or strategic partners, vendors and suppliers (“business partners”). Transactions subject to this Policy include purchases, sales and bona fide gifts. Securities subject to this Policy include a broad range of financial instruments, including common stock, options to buy or sell common stock, warrants and convertible securities as well as derivative instruments that are not issued by the Company or its business partners, such as exchange-traded put or call options or swaps.

The Company reserves the right to amend or rescind this Policy or any portion of it at any time and to adopt different policies and procedures at any time. In the event of any conflict or inconsistency between this Policy and any other materials distributed by the Company, this Policy shall govern. If a law conflicts with this Policy, you must comply with the law.

You should read this Policy carefully and ask questions of the Company’s General Counsel.

I.Definitions and Explanations

A.Material, Non-Public Information

1.What Information is “Material”?

It is not possible to define all categories of material information. However, information should be regarded as material if there is a substantial likelihood that it would be considered important to an investor in making an investment decision regarding the Company’s securities. Information that is likely to affect the price of a company’s securities (whether positive or negative) is almost always material. It is also important to remember that either positive or negative information may be material.

While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material information. Common examples of material information include:

•Financial results;

•Projections of future earnings or losses;

•News of a significant transaction, including, among other things, a proposed merger;

•News of a significant acquisition or a sale of significant assets;

•Equity or debt offerings;

•Impending announcements of bankruptcy, reorganization, insolvency or other financial liquidity problems;

•Gain or loss of a substantial customer or supplier;

•Changes in the Company’s distribution or dividend policy;

•Stock splits;

•Changes in the Company’s or its subsidiaries’ credit ratings;

•Significant developments in litigation or regulatory proceedings; and

•Changes in management.

The above list is for illustration purposes only. If securities transactions become the subject of scrutiny, they will be viewed after-the-fact and with the benefit of hindsight. Therefore, before engaging in any securities transaction, you should consider carefully how the Securities and Exchange Commission (“SEC”) and others might view your transaction in hindsight and with all of the facts disclosed.

2.What Information is “Non-Public”?

Information is “non-public” if it has not been previously disclosed to the general public and is otherwise not generally available to the investing public. In order for information to be considered “public,” it must be widely disseminated in a manner making it generally available to the investing public and the investing public must have had time to absorb the information fully. Generally, one should allow two full Trading Days (as defined below) following publication as a reasonable waiting period before considering information to be “public.”

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B.Related Person

“Related Person” means, with respect to the Company’s Restricted Parties:

•Any family member living in the Restricted Party’s household (including a spouse, minor child, minor stepchild, parent, stepparent, grandparent, sibling, in-law) and anyone else living in the Restricted Party’s household;

•Family members who do not live in the Restricted Party’s household but whose transactions in Company securities are directed by the Restricted Party or subject to the Restricted Party’s influence or control;

•Partnerships in which the Restricted Party is a general partner;

•Trusts of which the Restricted Party is a trustee;

•Estates of which the Restricted Party is an executor; and

•Other equivalent legal entities which such Restricted Party controls.

C.Trading Day

“Trading Day” means a day on which the New York Stock Exchange is open for trading, and a “Trading Day” begins at the time trading begins.

II.General Policy

Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information about the Company and to not engage in transactions in Company securities while in possession of Material Non-Public Information. This Policy prohibits Restricted Parties from transacting or “tipping” others who may transact in the Company’s securities while aware of Material, Non-Public Information about the Company. This Policy also includes the further guidelines with respect to the Company’s securities that are outlined below.

Additionally, Restricted Parties must treat Material, Non-Public Information about the Company’s business partners with the same care required with respect to Material, Non-Public Information related directly to the Company. Accordingly, Restricted Parties are prohibited from transacting or tipping others who may transact in the securities of Company’s business partners while in possession of Material, Non-Public Information about the Company’s business partners obtained from their employment by or relationship with the Company. In connection with that, Restricted Parties should generally follow the same guidelines outlined below related to the Company’s securities with respect to the securities of the Company’s business partners. Questions regarding the Policy and its application to the securities of the Company’s business partners should be directed to the Company’s General Counsel.

A.Transacting on Material, Non-Public Information
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Except as otherwise specified in this Policy, no Restricted Party or Related Person shall engage in any transaction in the Company’s securities, including any purchase or sale or offer to purchase or offer to sell, during any period commencing with the date that he or she is aware of Material, Non-Public Information concerning the Company, and ending at the beginning of the third Trading Day following the date of public disclosure of the Material, Non-Public Information, or at the time that the information is no longer material.

B.Tipping Others of Material, Non-Public Information

No Restricted Party shall disclose or tip Material, Non-Public Information about the Company to any person whose job does not require them to have that information or outside of the Company to other persons (including Related Persons), nor shall any Restricted Party or Related Person make recommendations or express opinions on the basis of Material, Non-Public Information as to transacting in the Company’s securities. Restricted Parties are not authorized to recommend the purchase or sale of the Company’s securities to any other person regardless of whether the Restricted Party is aware of Material, Non-Public Information.

C.Confidentiality of Material, Non-Public Information

Material, Non-Public Information relating to the Company is the Company’s property and the unauthorized disclosure of Material, Non-Public Information is prohibited. If a Restricted Party receives any inquiry from outside the Company (such as a securities analyst) for information (particularly financial results and/or projections) that may be Material, Non-Public Information, the inquiry should be referred to the Company’s Chief Financial Officer, who is responsible for coordinating and overseeing the release of that information to the investing public, securities analysts and others in compliance with applicable laws and regulations.

D.Special and Prohibited Transactions

The Company has determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if Restricted Parties and Related Persons engage in certain types of transactions, including, among other things, short-term or speculative transactions. It therefore is the Company’s policy that Restricted Parties and Related Persons may not engage in any of the following transactions, or should otherwise consider the Company’s preferences as described below:

1.Transactions in Company Debt Securities. The Company believes that it is inappropriate for Restricted Parties and Related Persons to be creditors of the Company due to actual or perceived conflicts of interest that may arise in connection therewith. Therefore, transactions in Company debt securities, whether or not those securities are convertible into Company common stock, are prohibited, regardless of whether you are in possession of Material, Non-Public Information.
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2.Hedging Transactions and Other Transactions Involving Company Derivative Securities. Hedging or monetization transactions can permit an individual to hedge against a decline in stock price, while at the same time eliminating much of the individual’s economic interest in any rise in value of the hedged securities. Because hedging transactions can present the appearance of a bet against the Company, hedging or monetization transactions, whether direct or indirect, involving the Company’s securities are completely prohibited, regardless of whether you are in possession of Material, Non-Public Information. Examples of hedging transactions include “short sales,” prepaid variable forwards, equity swaps and collars.

Transactions involving derivative securities, whether or not entered into for hedging or monetization purposes, may also create the appearance of impropriety in the event of any unusual activity in the underlying equity security. Transactions involving Company-based derivative securities are completely prohibited, whether or not you are in possession of Material, Non-Public Information. “Derivative securities” are options, warrants, stock appreciation rights, convertible notes or similar rights whose value is derived from the value of an equity security, such as Company common stock. Transactions in derivative securities include, but are not limited to, trading in Company-based option contracts, transactions in straddles or collars, and writing puts or calls. Transactions in debt that may be convertible into Company common stock would also constitute a transaction in derivative securities prohibited by this Policy. This Policy does not, however, restrict acquiring, holding, exercising, or settling awards such as options, restricted stock, restricted stock units, or other derivative securities granted under a Company equity incentive plan as described in more detail below under “Exempted Transactions.”

3.Purchases of Company Stock on Margin. Any of the Company’s common stock purchased in the open market should be paid for in full at the time of purchase. Purchasing the Company’s common stock on margin (e.g., borrowing money from a brokerage firm or other third party to fund the stock purchase) is strictly prohibited by this Policy.

4.Pledges of Company Securities. Company stock pledged as collateral, including shares held in a margin account, may be sold without your consent by the lender in foreclosure if you default on your loan. A foreclosure sale that occurs when you are aware of Material, Non-Public Information may, under some circumstances, result in unlawful trading. Because of this danger, pledging Company securities as collateral is prohibited by this Policy, subject to receipt of a waiver of this prohibition from the Audit Committee of the Company’s Board of Directors (the “Board”).

5.Short-Term Trading. Short-term trading of Company securities (purchases and sales, or vice versa, within six months) may be distracting and may unduly focus the person on the Company’s short-term stock market performance instead of the Company’s long-term business objectives. For
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these reasons, short-term trading of Company securities in the open market is prohibited.

6.Standing and Limit Orders. Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 Plans, see Section V below) should be used only for a very brief period of time. The problem with purchases or sales of Company securities resulting from standing instructions to a broker is that there is no control over the timing of the transaction. The broker could execute a transaction when the Restricted Party is in possession of Material, Non- Public Information.

E.Exempted Transactions

This Policy does not apply in the case of the following transactions, except as specifically noted:

1.Stock Option Exercises. This Policy does not apply to the exercise of an employee stock option acquired pursuant to the Company’s plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

2.Restricted Stock and Restricted Stock Unit Awards. This Policy does not apply to the vesting of restricted stock and restricted stock units, or the exercise of a tax withholding right pursuant to which the Restricted Party elects to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock or restricted stock units. The Policy does apply, however, to any market sale of restricted stock.

3. 401(k) Plan. This Policy does not apply to purchases of Company securities in the Company’s 401(k) plan, if any, resulting from a Restricted Party’s periodic contribution of money to the plan pursuant to the Restricted Party’s payroll deduction election. This Policy does apply, however, to certain elections the Restricted Party may make under the 401(k) plan, including:

(a)an election to increase or decrease the percentage of the Restricted Party’s periodic contributions that will be allocated to the Company stock fund;

(b)an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund;

(c)an election to borrow money against the Restricted Party’s 401(k) plan account if the loan will result in a liquidation of some or all of the Restricted Party’s Company stock fund balance; and
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(d)an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.

4.Employee Stock Purchase Plan. This Policy does not apply to purchases of Company securities in any employee stock purchase plan the Company may maintain from time to time resulting from the Restricted Party’s periodic contribution of money to the plan pursuant to the election the Restricted Party made at the time of the Restricted Party’s enrollment in the plan. This Policy also does not apply to purchases of Company securities resulting from lump sum contributions to any such plan, provided that the Restricted Party elected to participate by lump sum payment at the beginning of the applicable enrollment period. This Policy does apply, however, to the Restricted Party’s election to participate in any such plan for any enrollment period, and to the Restricted Party’s sales of Company securities purchased pursuant to the plan.

5.Dividend Reinvestment Plan. This Policy does not apply to purchases of Company securities under any dividend reinvestment plan the Company may maintain from time to time resulting from the Restricted Party’s reinvestment of dividends paid on Company securities. This Policy does apply, however, to voluntary purchases of Company securities resulting from additional contributions the Restricted Party chooses to make to any such dividend reinvestment plan, and to the Restricted Party’s election to participate in any such plan or increase the Restricted Party’s level of participation in any such plan. This Policy also applies to the Restricted Party’s sale of any Company securities purchased pursuant to any such plan.

6.Other Similar Transactions. Any other purchase of Company securities from the Company or sales of Company securities to the Company are not subject to this Policy.

F.Indirect Transactions in Company Securities

Transactions in mutual funds or exchange traded funds that are invested in Company securities are not transactions subject to this Policy.

G.Post-Termination Transactions

The guidelines set forth in this Section II continue to apply to transactions in the Company’s securities even after the Restricted Party has terminated employment or other service relationship with the Company as follows: if the Restricted Party is aware of Material, Non-Public Information when his or her employment or service relationship terminates, the Restricted Party may not transact in the Company’s securities until that information has become public or is no longer Material.

H.Hardship Waivers

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Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions, are not excepted from this Policy. The securities laws do not recognize any mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.

III.Additional Trading Guidelines and Requirements for Certain Restricted Parties

A.Blackout Period and Trading Window

The period beginning at the close of market on the 20th calendar day prior to the end of each fiscal quarter or year and ending after two full Trading Days following the date of public disclosure of the financial results for that fiscal quarter (“Blackout Period”) is a particularly sensitive period of time for transactions in the Company’s securities from the perspective of compliance with applicable securities laws. This sensitivity is due to the fact that certain Restricted Parties identified by the Company will, during the Blackout Period, often be aware of Material, Non-Public Information about the expected financial results for the quarter. Certain Restricted Parties identified by the Company and who have been notified that they have been so identified (the “Window Group”), which generally consists of the Company’s Directors, Executive Officers and certain key employees, are prohibited from transacting in the Company’s securities during the Blackout Period. Restricted Parties who have not been identified as being in the Window Group should also adhere to the general prohibitions set forth in this section of the Policy.

To ensure compliance with this Policy and applicable federal and state securities laws, the Company requires that the Window Group refrain from executing transactions involving the Company’s securities other than during the period commencing at the open of market after the expiration of two full Trading Days following the date of public disclosure of the financial results for a particular fiscal quarter or year and continuing until the close of market on the 20th calendar day prior to the end of each fiscal quarter or year (“Trading Window”).

From time to time, the Company may also prohibit the Window Group from transacting in the Company’s securities because of developments known to the Company and not yet disclosed to the public. In this event, the Window Group may not engage in any transaction involving the Company’s securities until the information has been known publicly for at least two full Trading Days and also may not disclose to others the fact of the trading suspension.

It should be noted that even during the Trading Window, any person aware of Material, Non-Public Information concerning the Company should not engage in any transactions in the Company’s securities until the information has been known publicly for at least two full Trading Days, whether or not the Company has recommended a suspension of trading to that person. Transacting in the Company’s securities during the Trading Window should not be considered a “safe harbor,” and all Restricted Parties must use good judgment at all times.
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B.Pre-Clearance of Trades

The Company has determined that the Window Group must not transact in the Company’s securities, even during a Trading Window, without first complying with the Company’s “pre-clearance” process. Each member of the Window Group should contact the Company’s General Counsel prior to commencing any transaction in the Company’s securities. The General Counsel will consult, as necessary, with senior management before clearing any proposed transaction. Any proposed transaction cleared by the Company’s General Counsel shall be reported immediately to the Company’s Chief Executive Officer.

Please note that clearance of a proposed transaction by the Company’s General Counsel does not constitute legal advice regarding or otherwise acknowledge that a member of the Window Group does not possess Material, Non-Public Information. Employees must ultimately make their own judgments regarding, and are personally responsible for determining, whether they are in possession of Material, Non-Public Information.

C.Hardship Waivers

The guidelines specified in this Section III may be waived, at the discretion of the Company’s Chief Executive Officer, if compliance would create severe hardship or prevent a Restricted Party within the Window Group from complying with a court order, as in the case of a divorce settlement. Any exception approved by the Company’s Chief Executive Officer shall be reported immediately to the Audit Committee of the Company’s Board.

IV.Additional Information for Directors and Officers

The Company’s directors and Section 16 officers (as determined from time to time by the Board) are required to file Section 16 reports with the SEC when they engage in transactions in the Company’s securities. Although the Company may generally assist its directors and Section 16 officers in preparing and filing the required reports, directors and Section 16 officers retain responsibility for the reports.

Directors and Section 16 officers shall also comply with the policies and procedures set forth in the Company’s Short-Swing Trading and Reporting Policy.

V.Planned Trading Programs

Rule 10b5-1 under the Exchange Act provides an affirmative defense to an allegation that a transaction has been made on the basis of Material, Non-Public Information. Restricted Parties may transact in the Company’s securities even when aware of Material, Non-Public Information under a properly established Rule 10b5-1 Plan.

The Company’s directors and Section 16 officers, prior to establishing, modifying or terminating a Rule 10b5-1 Plan or any non-10b5-1 trading arrangement, are required to provide the Company’s General Counsel with a copy of such plan or arrangement along with an explanation of the person’s plans for establishing, modifying or terminating such
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plan or arrangement. The General Counsel will consult, as necessary, with senior management before clearing any action with respect to such plan or arrangement. Any proposed action with respect to any such plan or arrangement cleared by the Company’s General Counsel shall be reported immediately to the Company’s Chief Executive Officer.

Please note that clearance of a proposed Rule 10b5-1 Plan or any non-10b5-1 trading arrangement by the Company’s General Counsel does not constitute legal advice regarding such plan or arrangement. Individuals must ultimately make their own judgments regarding, and are personally responsible for, their transactions in the Company’s securities.

The Company’s directors and Section 16 officers should be aware that under rules adopted by the SEC, the Company is required to disclose on a quarterly basis any director or Section 16 officer 10b5-1 Plan and written non-10b5-1 trading arrangement adopted, modified or terminated during each quarter and the material terms of any such plan or arrangement.

VI.Potential Criminal and Civil Liability and/or Disciplinary Action

A.SEC Enforcement Action

The adverse consequences of an SEC Enforcement Action against a Restricted Party for trading violations can be severe.

B.Disciplinary Action by the Company

Persons who violate this Policy shall be subject to disciplinary action by the Company, which may include termination or other appropriate action.

VII.Administration of the Policy

The Company’s General Counsel and in his/her absence, an employee designated by the General Counsel shall be responsible for administration of this Policy. All determinations and interpretations by the General Counsel shall be final and not subject to further review.

* * * *

Each individual is responsible for making sure that he, she or they complies with this Policy, and that any Related Person whose transactions are subject to this Policy, as discussed above, also complies with this Policy. In all cases, the responsibility for determining whether an individual is in possession of Material Non-Public Information rests with that individual, and any action on the part of the Company, the Company’s General Counsel or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws.
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ANNEX A
TRADING POLICY
CERTIFICATION

I have read and understand the Trading Policy (the “Policy”) of Cactus, Inc. (the “Company”). I agree that I will comply with the policies and procedures set forth in the Policy. I understand and agree that, if I am an employee of the Company or one of its subsidiaries or other affiliates, my failure to comply in all respects with the Company’s policies, including the Policy, is a basis for termination for cause of my employment with the Company and any subsidiary or other affiliate to which my employment now relates or may in the future relate.

I am aware that this signed Certification will be filed with my personnel records in the Company’s Human Resources Department.

Signature

Type or Print Name

Date
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